ERC COMMUNITIES

Opportunity The Project Market Terms Team FAQ **Invest Now**

LIVE REG CF OFFERING · METRO TAMPA, FL

Invest in America's Hottest Housing Opportunity — Build-to-Rent Communities!

ERC Communities is launching a nationwide development plan to build rental home communities, starting with a 184-unit development in Zephyrhills, Florida, a Tampa commute suburb. Sizeable tenant reservations are already in hand, and construction is planned to start during the 4th quarter of this year. The company is selling shares in this offering at the lowest price it has ever offered — $5.00 per share, when it sold for as much as $15.00 in prior offerings — all to expedite construction and meet the expanding demand for rental housing. This is a very limited investment opportunity.



$5.00/share
lowest price ever offered

Invest Now | **Why ERC ↓**

Very Limited Opportunity · Offering Deadline February 28, 2027

184	27	$5.00
RENTAL HOMES	ACRES · METRO TAMPA	PER SHARE

- $2,200 Target Rent
- $54–58M Estimated Exit
- 3BR / 2BA · 1,340 SF
- $4.86M Annual GPR at Stabilization

Forward-looking statements: *This page contains forward-looking statements that reflect current expectations and are not guarantees of future performance. Actual results may differ materially. See the Form C for important risk factors and additional information.*

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WHY INVEST

Six Reasons to Take a Closer Look

A de-risked, shovel-ready project in one of America's fastest-growing rental markets.

Demand Already in Hand

Sizeable tenant reservations are already in hand, supporting an accelerated lease-up and stabilization once homes are delivered.

Visible Value Creation

$42M total development cost against a $54–58M estimated exit — an estimated $16–20M in value creation after lease-up and construction completion.

Shovel-Ready

Phase 1 is zoned and permit-ready in 45 days, with mobilization 60 days from the November 1 project anchor. Phase 2 zoning expected in ~180 days.

Financing in Motion

$29M construction financing pending, and the project is federal-agency approved for permanent mortgage financing.

Metro Tampa Growth

Zephyrhills sits in one of the country's strongest rental markets, where new detached homes at attainable rents are in chronically short supply.

Proven Operators

Founders with 65+ combined years and $1.5B+ in completed real estate transactions, including 40,000+ rental units.

THE PROJECT

Zephyrhills Build-for-Rent Community

184 detached manufactured rental homes on 27 acres — a true home rental product at an attainable price point, and the prototype for additional ERC communities.





Location	**Zephyrhills — Metro Tampa, FL**
Total Homes	**184 detached homes**
Site	**27 acres · 6.8 homes/acre**
Home Plan	**3BR / 2BA · 1,340 SF**
Lots	**Private 40×100 lots · 2-car pad**
Phasing	**Phase 1: 60 homes · Phase 2: 124**
Development Cost	**$42M**
Estimated Exit	**$54–58M**

Financing: Pending $29 million construction financing — federal-agency approved for permanent mortgage financing. Community amenities include a central park and open play area, sidewalks, and a street network designed for a true neighborhood feel.

THE PRODUCT

New Construction. Private Yards. Modern Finishes.

A detached build-to-rent alternative to apartment living and home ownership — designed for workforce and family renters.



Open-Plan Living

Efficient 3BR/2BA layout with connected



Turnkey Finish

Modern kitchens with stainless appliances,



Room to Live

1,340 square feet of thoughtfully designed

Efficient 3BR/2BA layout with connected kitchen and living spaces built for modern family life.

Modern kitchens with stainless appliances, quality vinyl floors, and contemporary fixtures throughout.

1,340 square feet of thoughtfully designed space, with a private yard and the feel of a real home.

1,340 SF · 3 Bed / 2 Bath · Private 40×100 Lot · 2-Car Parking Pad · Stainless Appliances · Detached BTR

THE MARKET

A 3.8 Million-Home Shortage — and Rents That Pencil

ERC's $2,200 target rent sits above older manufactured inventory and below premium new single-family rental product — squarely in the attainable sweet spot.

3.8M

Deficit of single-family rental homes nationwide, per Freddie Mac analysis — demand ERC is purpose-built to serve.

- Fastest-growing real estate sector: build-to-rent single-family communities.
- New construction quality at rents below new build-to-rent competitors.
- Annual gross potential rent of $4.86M across 184 homes at target rent.

COMPARABLE PRODUCT	TYPICAL SIZE	RENT RANGE
Older Manufactured Housing	1,000–1,200 SF	**$1,700–$1,950**
Renovated Manufactured Home	1,200–1,350 SF	**$1,850–$2,000**
Existing 3BR Single-Family Rental	1,250–1,450 SF	**$1,950–$2,250**
New Build-to-Rent Product	1,300–1,500 SF	**$2,100–$2,500**
ERC Underwriting Target	**1,340 SF**	**$2,200**

Rent comparison prepared from prior market analysis and ERC underwriting assumptions.

DEVELOPMENT TIMELINE

Permitting and Construction Designed for Phased Revenue

Deliveries begin in Month 8 and continue through Month 17, with homes expected to lease quickly after delivery.

1. **November 1** — Project date anchor
2. **60 Days** — Construction mobilization
3. **180 Days** — Phase 2 zoning & permitting
4. **Month 8** — First home deliveries
5. **Month 17–18** — Final CO & estimated stabilization

THE NUMBERS

Exit Value Bridge

Estimated value creation of $16–20M after lease-up and construction completion.

DEVELOPMENT COST	ESTIMATED EXIT — LOW	ESTIMATED EXIT — HIGH
$42M	**$54M**	**$58M**
Total project cost, land through final CO	Stabilized value, conservative case	Stabilized value, upper case

TARGET RENT	MONTHLY GPR	ANNUAL GPR	REVENUE AT 95%
$2,200/mo	**$404,800**	**$4,857,600**	**$4,614,720**

Financials are ERC underwriting estimates. Projections are not guarantees of future performance.

THE OFFERING

Own a Piece of ERC Communities

ERC Communities is offering up to $5,000,000 in Class A Common Stock at $5.00 per share under Regulation Crowdfunding, hosted on Highlander.

Investments that Matter

ERC is building an investor community of people who want returns *and* impact — providing new, attainable rental homes for individuals and families seeking secure, sustainable living while helping address the U.S. affordable housing crisis.

Whether you're a first-time investor or an experienced one hedging against market volatility, this offering lets you invest alongside a leadership team with $1.5B+ in completed transactions.

Offering Terms

Issuer	**ERC Communities 1, Inc.**
Offering Type	**Regulation Crowdfunding (Reg CF)**
Type of Security	**Class A Common Stock**

against market volatility, this offering lets you invest alongside a leadership team with $1.5B+ in completed transactions.

$0.00
RAISED TO DATE

0
TOTAL INVESTMENTS

Type of Security	Class A Common Stock
Purchase Price	$5.00 per share
Offering Minimum (Target)	$10,000 · 2,000 shares
Offering Maximum	$5,000,000 · 1,000,000 shares
Minimum Investment	$750.00 · 150 shares
Offering Deadline	February 28, 2027

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $750.00. The Company must reach its Target Offering Amount of $10,000 by February 28, 2027 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

🎁 **Bonus shares up to +20% for early and larger investments —** see incentives

Invest Now

View SEC Filings ↗

INVESTOR PERKS

Investment Incentives & Bonus Shares

Invest early — or invest more — and receive bonus shares on top of your investment.

⏰ Time-Based Incentives

+20% — **Super Early Bird**
Invest by October 31, 2026 and receive 20% bonus shares.

+10% — **Early Bird Bonus**
Invest November 1 – November 30, 2026 and receive 10% bonus shares.

+5% — **Last Chance Bonus**
Invest December 1 – December 31, 2026 and receive 5% bonus shares.

💰 Amount-Based Incentives

+5% — **Tier 1**
Invest $2,000+ and receive 5% bonus shares.

+10% — **Tier 2**
Invest $5,000+ and receive 10% bonus shares.

+20% — **Tier 3**
Invest $10,000+ and receive 20% bonus shares.

*Investors can only receive one (1) amount-based incentive. Amount-based incentives cannot be combined with the time-based incentives. The higher bonus will be selected.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

****Fractional shares will be rounded up.

Invest & Lock In Your Bonus

LEADERSHIP

Built by Operators, Not First-Timers

65+ combined years of real estate development, finance, and operations experience.



Gerald “Jerry” Ellenburg

CHAIRMAN · CO-FOUNDER

40+ years in real estate, finance, development, ownership, and operations. Founder of Ell-Cap Manufactured Home Communities — 100+ properties, 40,000+ rental units, and $900M+ in transaction value.



Ryan T. Koenig

PRESIDENT / COO · CO-FOUNDER

25+ years in real estate development, general contracting, and construction management across single-family, multifamily, and commercial real estate — $600M+ in completed transaction value.

Execution team: Management is in discussions with parties Mr. Koenig has worked with previously, one of whom will be engaged as Senior Construction Manager. Institutional property management will be contracted for both lease-up and ongoing operations.

COMMUNITY IMPACT

Building Communities That Care

ERC is committed to giving back. The company makes an annual donation to Habitat for Humanity, a 501(c)(3) nonprofit that helps families build and improve places to call home.

Affordable housing plays a critical role in strong communities — and it's at the heart of everything ERC builds.



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INVESTOR FAQS

Frequently Asked Questions

What is Regulation Crowdfunding (Reg CF)? ▼

Who can invest, and how much can I invest? ▼

How do I invest in this offering? ▼

When will I receive my securities?

Can I sell or transfer my securities?

What happens if the offering doesn't reach its target?

What are the risks of investing?

How will I receive updates on my investment?

Invest in the Fastest-Growing Real Estate Sector

Join the investor community backing 184 new rental homes in Metro Tampa — at $5.00 per share, the lowest price ERC has ever offered.

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ERC COMMUNITIES

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IMPORTANT DISCLOSURES

ERC Communities 1, Inc. is offering securities under Regulation Crowdfunding (Reg CF) through Highlander. Regulation Crowdfunding offerings are conducted through an intermediary registered with the SEC and a member of FINRA. Highlander does not provide investment advice or recommendations, and no communication on this page should be construed as a recommendation for any security offering.

Investments in private companies are speculative, illiquid, and involve a high degree of risk, including the risk of losing your entire investment. Past performance is not indicative of future results. Investors must be able to afford the loss of their entire investment and should carefully review the offering documents, including the company's Form C filed with the SEC, and the risk factors described therein, before investing.

This page contains forward-looking statements, including projections, estimates, and underwriting assumptions (such as development costs, target rents, gross potential rent, delivery schedules, stabilization timing, and estimated exit values). Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties. Actual results may differ materially from those expressed or implied. Development costs, timelines, and exit values are ERC underwriting estimates and have not been independently verified. Final engineering, financing, and municipal approvals govern the project described on this page.

Reservations referenced on this page are non-binding expressions of interest and do not constitute executed leases or guarantees of future rental income. Pending financing referenced on this page is not committed until definitive agreements are executed.

Neither the SEC nor any state securities regulator has passed upon the merits of, or given its approval to, these securities, the terms of the offering, or the accuracy or completeness of any offering materials. Securities sold under Regulation Crowdfunding are restricted and may not be resold for a period of one year, subject to limited exceptions. There is currently no public trading market for these securities, and investors should be prepared to hold their investment indefinitely.

Any financial projections or forecasts on this page are illustrative only. No representation or warranty is made as to the accuracy of such projections, and nothing on this page constitutes legal, tax, or investment advice. Prospective investors should consult their own legal, tax, and financial advisors before investing.

Offering hosted on Highlander